SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                     For October 1 to October 30, 2002


                             NICE-SYSTEMS LTD.
 -----------------------------------------------------------------------------
              (Translation of Registrant's Name into English)


              8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
 -----------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__



THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO
NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3
(REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S
REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND
333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS
SUBSEQUENTLY FILED OR FURNISHED.


                                  CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

         1. Press Release (dated October 8, 2002): Nice Systems Schedules Third Quarter 2002 Earnings Releases and Conference Call.
         2. Press Release (dated October 9, 2002): Spectrum contact services awards NICE Systems a new customer experience management contract.
         3. Press Release (dated October 21, 2002): Spectramind, leading Indian contact center outsourcer, uses NICE to achieve superior quality and productivity.
         4. Press Release (dated October 23, 2002): NiceVision(R) Digital Video Recording Solution to be installed at Toronto Pearson international Airport in seven figure deal.
         5. Press Release (dated October 28, 2002): Frost & Sullivan recognizes NICE as #1 in the Fastest Growing Segment of the Quality Monitoring Software Market.
         6. Press Release (dated October 30, 2002): Nice Systems Reports Profitable Third Quarter 2002.
         7. Press Release (dated November 3, 2002): NICE Systems Completes Acquisition of Thales Contact Solutions.



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NICE-SYSTEMS LTD.


                                          By:   /s/ Lauri Hanover
                                               ----------------------------
                                               Name:  Lauri Hanover
                                               Title: Chief Financial Officer



Dated:   November 6, 2002

                                                                  EXHIBIT 1

NICE Systems Schedules Third Quarter 2002
Earnings Release and Conference Call


Ra'anana, Israel - October 8, 2002 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it will report its third quarter 2002 financial results on Wednesday, October 30, 2002. Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel to discuss the results and the company's outlook.

This call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call. A telephone replay of the call will be available for 72 hours after the live broadcast. Replay information will also be available on the website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Groupe Emeraude, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)


Trademark note: 360 degree View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, , NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, ScreenSense, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.


Contacts
Rachela Kassif                             NICE Systems         972-9-775-3899
investor.relations@nice.com                                     877-685-6552
Claudia Gatlin                             CMG International    973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                    ###

                                                                  EXHIBIT 2


Spectrum Contact Services Awards NICE Systems a New Customer Experience Management Contract

Spectrum purchased NiceUniverse(R), Executive Connect(R) and NICE Reporter quality management (QM) solutions to provide customer service excellence

Ra'anana, Israel, October 9, 2002 -- NICE Systems (NASDAQ: NICE) announced today that Spectrum Contact Services, the customer service and technical support outsourcing division of Software Spectrum, recently selected a number of Customer Experience Management (CEM) software applications for its new Eugene, Oregon, contact center. These new applications are designed to help Spectrum Contact Services deliver enhanced customer service to its clients. The company already reports efficiency improvements in just six months from its existing NICE solutions.

To help deliver superior customer service, Spectrum's Eugene operation will employ NiceUniverse(R), Executive Connect(R) and Nice Reporter(R). These consistently reliable automated solutions will capture, report and evaluate agents' performance levels by recording and evaluating agent-to-customer telephone, e-mail, screen sharing and web chat interactions.

"The NICE solutions suite will ensure that we consistently deliver an exceptional service experience to our clients' customers," said Ms. Toni Portmann, acting president, Spectrum Contact Services. "We selected these additional NICE CEM solutions for our new Eugene site because we realized noteworthy efficiency improvements in evaluating, measuring and reporting methods on agent-to-customer interactions using NICE products at other sites. Plus, we found that our clients were very happy with the results NICE produced"

Software Spectrum employs more than 1,500 agents in contact centers in Garland, TX; Tampa, FL; Spokane, WA; Eugene, OR, and Dublin, Ireland and operational facility available in Sydney, Australia. The company is a three-time winner of the respected Service and Support Professional's Association (SSPA) STAR award that recognizes outstanding accomplishments and superior performance in the delivery of technical support to external customers.

"Spectrum Contact Services is a great example of how companies can realize ROI from their NICE Customer Experience Management installation in just months," commented Dr. Shlomo Shamir, president and CEO of NICE Inc. "We are proud to be aligned with companies such as Spectrum Contact Services that strive to deliver the absolute best possible customer service."

About Spectrum Contact Services:

Spectrum Contact Services is the global technical support and customer service outsourcing division of Software Spectrum. With contact centers in North America, Europe and Asia Pacific, the company's award-winning systems and processes provide effective contact center solutions that help clients achieve business efficiencies and provide an exceptional customer service experience to its customers. For more information, please visit www.spectrumcontactservices.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Deutsche Bank, Dresdner Bank, US Federal Aviation
Administration, Farmers Insurance, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.


Trademark note: 360(degree) View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media
Kevin Levi                             NICE Systems              201-964-2682
Kevin.levi@nice.com
Susan Cohen                            NICE Systems              972-9-775-3507
Susan.cohen@nice.com

Investors
Rachela Kassif                         NICE Systems              972-9-775-3899
investor.relations@nice.com                                      877-685-6552
Claudia Gatlin                         CMG International         973-316-9409
Claudia@cmginternational.us




This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the cosmpany's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###

                                                                  EXHIBIT 3

Spectramind, leading Indian Contact Center outsourcer, uses NICE to achieve superior quality and productivity

Highest first-time call resolution benchmark achieved after implementing NICE's Customer Experience Management

Ra'anana, Israel, October 21, 2002 --NICE Systems (NASDAQ: NICE) and Tata Telecom Ltd., India's leading enterprise converged communication solutions provider, today announced that Spectramind, India's largest business process outsourcer is expanding its use of NICE's Customer Experience Management solution after achieving the highest first-time call resolution rate. Spectramind currently uses the NICE solution in 17 contact centers that serve one of North America's largest manufacturers of personal computers.

"In addition to ranking #1 for first-time call resolutions after implementing NiceUniverse, we have seen a marked increase in customer satisfaction and in our quality scores", said Sunil Rawal, vice president of quality with Spectramind. "Our CEM system has enabled our customer to earn a reputation for providing top quality customer service, and has provided us with demonstrable results of the added value we bring our customers. Based on the success of our first installation we plan to install another CEM system for a financial customer."

Spectramind replaced a manual system of side-by-side call evaluations with NiceUniverse(R)'s automated voice and screen recording. Spectramind quality supervisors use NiceUniverse to record customer interactions, and then evaluate these calls to assess quality performance. Each quality manager coaches 10 agents each week using the recorded interactions.

"By analyzing recorded interactions we trained agents to walk customers through detailed procedures that would enable us to resolve most product problems during the initial call", commented Sunil Rawal, vice president of quality with Spectramind. "When agents hear themselves speaking on the phone, they immediately find ways to improve their performance. Similarly, hearing how delighted the customers are to have their problems solved, gives the agents a chance to congratulate themselves on their success."

Tata Telecom, NICE's partner in India, which implemented this solution, has a joint venture with Avaya Communications, a global leader in corporate networking solutions and services. Tata Telecom provides world-class contact center solutions and support through a network of more than 50 service centers across India.

"Since NICE began its partnership with Tata Telecom 18 months ago, we've been able to tap into the rapidly growing contact center outsourcing market in India. We have a customer base that includes dozens of contact centers throughout India", commented Yoav Zaltzman, global vice president, business operations. "As the largest business process outsourcer in India, we are particularly gratified to have Spectramind as a satisfied customer."

About Spectramind

Spectramind is India's largest third party provider of BPO services with a wide range of processes in production (both voice and non-voice based). It is a full spectrum service provider offering end-to-end solutions to organizations across a wide range of industries. Spectramind has offices in India and in the US. It has two state-of-the-art production facilities in New Delhi and Mumbai with a combined capacity that can accommodate over 5000 people.

Spectramind is a subsidiary of Wipro Limited (NYSE:WIT), world's first P CMM Level 5 and SEI CMM Level 5 certified IT Services Company that provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

For more details please visit our websites at www.spectramind.com, www.wipro.com, www.wiprocorporate.com and www.wipro.co.in.

About Tata Telecom

Tata Telecom is a joint venture between the US-based Avaya Inc, a leading global provider of communications solutions and services, and India's Tata Group. Focused on the enterprise market, Tata Telecom's solutions range from converged voice and data networks to customer relationship management
(CRM) solutions to unified messaging solutions. With strength of 500 professionals, Tata Telecom has over 30 offices spread across the country, from Jammu to Trivandrum to Ahmedabad to Siliguri and an extensive distribution network comprising over 50 systems integrators, channel partners and dealers. In addition, Tata Telecom has an ecosystem of partners, which include Polycom, the world's leading video-conferencing solutions provider, Nice, the Israel-based customer experience management specialist, and several application development partners including Servion and NIIT, among others. With a mission to globalise India through eCommunications, the company aims to become India's leading convergent business solutions provider for enterprises. For more information about Tata Telecom, visit its Web site at http://www.tatatelecom.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, My Universe, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia


Media
Susan Cohen                           NICE Systems            972-9-775-3507
susan.cohen@nice.com
Kevin Levi                            NICE Systems            800-663-5601
kevin.levi@nice.com

Investors
Rachela Kassif                        NICE Systems            972-9-775-3899
investor.relations@nice.com                                   877-685-6552
Claudia Gatlin                        CMG International       973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###

                                                                  EXHIBIT 4

NiceVision(R) Digital Video Recording Solution to be Installed at Toronto Pearson International Airport in Seven Figure Deal

NiceVision(R) Pro digital recording solution to be installed at Toronto as NICE continues to expand airport market presence

Ra'anana, Israel, October 23, 2002: NICE Systems (NASDAQ:NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that the NiceVision Pro digital video and audio recording solution will be installed at Toronto Pearson International Airport as part of a larger security system upgrade to address growing security requirements. The airport's security system project is being overseen by Plan Group, Johnson Controls L.P., and Girit Canada, Inc. NICE's portion of the project is expected to be completed by the spring of 2003.

"With our rapidly growing NiceVision customer base in 15 major airports globally, this installation demonstrates how NICE continues to be the solution of choice for airports committed to the best security solutions available today," said Haim Shani, President and CEO of NICE. "When you combine our extensive presence in the air traffic control recording market and our long-standing relationship with the Federal Aviation Administration together with our growing success in the airport security market, it's clear that NICE is a leader in offering comprehensive solutions for this high-profile market."

As part of the security system expansion for Toronto, NICE will supply high-resolution digital video recorders supporting hundreds of cameras. The NiceVision platform offers the highest frame rate, the highest video resolution and the most sophisticated RAID array storage devices to ensure 100% redundancy. Additionally, the NiceVision platform provides the infrastructure and integration potential to support video content applications for real-time threat detection and analysis.

"Detecting and identifying security threats real-time, or even before they occur, is one of the most critical challenges faced by airport security authorities today," Shani added. "With the security demands from the projected growth in Toronto's passenger traffic in the coming years, this installation clearly represents the strategic partnerships NICE is forging with consultants and integrators to provide comprehensive, flexible solutions that grow with our shared customers' needs."

About NICE and Airport Security

NICE has won recording installations with leading airport authorities in 38 countries, and NICE's solutions are used in approximately 60% of the world's air traffic control sites. Over the past six years, NICE has provided the U.S. Federal Aviation Authority with recording solutions in over 600 airports. In the last 18 months, NICE has installed advanced digital video and audio recording systems, integrated with sophisticated data analysis, in a fast-growing list of airports around the world.

NICE's proven technology enables proactive detection of security threats and breaches and enables the sharing and dissemination of information across global databases and between different sites and security agencies.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Deutsche Bank, Dresdner Bank, US Federal Aviation
Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, My Universe, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia.

Media
Sherry Satterwhite                      NICE Systems           201-356-2102
sherry.satterwhite@nice.com
Bruce Doneff                                                   201-964-2729
doneff@bellatlantic.net
Susan Cohen                             NICE Systems           972-9-775-3507
susan.cohen@nice.com

Investors
Rachela Kassif                          NICE Systems           972-9-775-3899
investor.relations@nice.com                                    877-685-6552
Claudia Gatlin                          CMG International      973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###

                                                                  EXHIBIT 5

Frost & Sullivan Recognizes NICE as #1 in the Fastest Growing Segment of the Quality Monitoring Software Market

NICE is "Competitive Strategy" award winner for second straight year in recognition of continued rapid increase in market share during 2001 and the first half of 2002

Ra'anana, Israel, October 28, 2002--NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that leading industry analyst organization Frost & Sullivan named NICE the market leader for full recording plus quality monitoring in North America, estimating NICE's market share for 2001 at 40%. Frost & Sullivan also awarded NICE the Competitive Strategy Award in the fastest growing segment of the quality monitoring software market for the second year in a row. This award is presented each year to the company whose competitive strategy has yielded significant gains in market share during the research period.

According to the report, "(NICE) has achieved this success through a highly focused market strategy and has increased its mindshare in the industry. The company provides a customized ROI on every major deal in order to lead customers through and explain why they are purchasing the application. This approach has allowed NICE to successfully adapt to the current economic environment."

Frost & Sullivan's latest research continues to validate the industry's shift away from stand-alone quality monitoring toward quality monitoring plus full recording. Quality plus full recording is expected to account for 46.3% of the total market in 2002 and will reach over 75% of the market by 2008, according to the report. Frost & Sullivan expects North American stand-alone quality monitoring revenue to increase only 5% in 2002, while quality plus full recording revenue in North America is expected to increase 38% over 2001.

The scope of the Frost & Sullivan research covered only the North American market and did not take into account NICE's acquisition of Thales Contact Solutions, which is expected to close during the fourth quarter of 2002. However, in explaining its reasons for selecting NICE for the Competitive Strategy award in the quality monitoring and full recording segment, Frost & Sullivan noted, "NICE has accomplished a savvy acquisition, by acquiring Thales, which should strengthen the company's position in the mid-market and will provide further opportunities to cross-sell into an installed base. This move is especially important since it should allow NICE to penetrate new markets in Europe, thereby furthering the company's success as both a mind-share and market-share leader."

The NICE Customer Experience Management (CEM) product line includes tools for evaluation, analysis, and data capture for assessing both agent performance and the customer experience. The Frost & Sullivan report also praised the CEM concept for "providing an umbrella under which the value of the company's product suite can be effectively explained."

"We take great pride in winning this respected industry award once again," said Haim Shani, President and CEO of NICE Systems. "It further validates our market leadership in the North American contact center recording and quality assurance industry and, most importantly, it indicates that we are continuing to gain market share in the fastest growing segment of the market."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, MyUniverse, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Media
Kevin Levi                              NICE Systems          201-964-2682
Kevin.levi@nice.com
Susan Cohen                             NICE Systems          972-9-775-3507
Susan.cohen@nice.com
Investors
Rachela Kassif                          NICE Systems          972-9-775-3899
investor.relations@nice.com                                   877-685-6552
Claudia Gatlin                          CMG International     973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###

                                                                  EXHIBIT 6

NICE SYSTEMS REPORTS PROFITABLE THIRD QUARTER 2002

Highlights:

Revenues increase 14% year-over-year and 1% sequentially
Gross margin improves to 49.1% from 47.7% in Q2
Diluted EPS of $0.03 versus breakeven in Q2

Ra'anana, Israel, October 30, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter and nine months ending September 30, 2002.

Revenue for the third quarter of 2002 was $38.5 million compared with $33.8 million for the third quarter of 2001 and $38.2 million for the second quarter of 2002. Product revenue increased slightly to $30.6 million compared with $30.1 million in the third quarter of last year and decreased from $32.8 million in the second quarter of 2002. Services revenue, which includes professional services and maintenance revenues, was $7.9 million in the quarter, more than double the $3.7 million in the year earlier period and up 45% from $5.4 million in the second quarter of 2002, reflecting both higher professional services and growth in maintenance revenue.

On a GAAP basis, the Company reported a net profit of $425,000, or $0.03 per fully diluted share, compared with a net loss of $4.1 million, or $0.32 per share, in the third quarter of 2001 and a net profit of $52,000 and breakeven EPS in the second quarter of 2002.

Net cash and equivalents, including long term deposits, totaled $90.2 million at the end of the third quarter of 2002. Accounts receivable days sales outstanding declined to 96 from 100 at the end of June 2002.

Commenting on the results, Haim Shani, President and CEO of NICE, said, "Both core businesses continued to execute well this quarter. In the CEM division, we had several large deals with a a high proportion of professional services. We continue to gain market share, and we believe our emphasis on providing a full solution which includes products and professional services is a factor in our success. In addition, we are gaining momentum in our digital video business with important wins in several vertical markets. Our NiceVision(R) Harmony product has been selling extremely well and had a positive effect on our mix this quarter."

"Despite a challenging economic environment, product revenue is up 20% and service revenue is up 72% for the first nine months", continued Shani. "We are reiterating our prior guidance for the fourth quarter. We expect revenue to be approximately $40 million with EPS of about $0.10, excluding the impact of the Thales Contact Solutions acquisition and any special charges."

Commenting on the acquisition, Shani said, "We expect to close the TCS acquisition very shortly and plan to accomplish the integration as rapidly as possible. We continue to expect the acquisition to be accretive for 2003 as a whole."

NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com. A telephone replay will be available for up to 72 hours after the call. The replay information will also be available on NICE's website.


About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, MyUniverse, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia


Investors
Rachela Kassif                            NICE Systems         972-9-775-3899
investor.relations@nice.com                                    877-685-6552
Claudia Gatlin                            CMG International    973-316-9409
Claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)


                                                     Three months ended                    Nine months ended
                                                        September 30,                        September 30,
                                                    --------------------------         ---------------------------
                                                       2001          2002                  2001          2002
                                                     Unaudited    Unaudited             Unaudited     Unaudited
                                                    ------------ -------------         ------------- -------------

Revenue
   Product                                         $  30,092       $  30,648          $  78,815          $  94,591
   Services                                            3,716           7,891             10,594             18,232
                                                   ---------       ---------          ---------          ---------
Total revenue                                         33,808          38,539             89,409            112,823

Cost of revenue
   Product                                            13,287          12,954             39,974             41,399
   Services                                            4,977           6,663             14,428             18,011
                                                   ---------       ---------          ---------          ---------
Total cost of revenue                                 18,264          19,617             54,402             59,410
                                                   ---------       ---------          ---------          ---------

Gross Profit                                          15,544          18,922             35,007             53,413

Operating Expenses:
   Research and development, net                       4,597           3,922             14,751             12,390
   Selling and marketing                               8,596           9,534             25,747             27,805
   General and administrative                          6,583           6,008             21,150             16,760
   Amortization of acquired intangibles                  812              --              2,600                 --
   Restructuring cost                                     --              --             14,554                 --
                                                   ---------       ---------          ---------          ---------
Total operating expenses                              20,588          19,464             78,802             56,955
                                                   ---------       ---------          ---------          ---------

Operating loss                                        (5,044)           (542)           (43,795)            (3,542)

Financial income, net                                  1,187             972              3,347              3,307
Other income (expense), net                             (276)             20               (366)              (283)
                                                   ---------       ---------          ---------          ---------

Income (loss) before taxes on income                  (4,133)            450            (40,814)              (518)
Taxes on income                                            9              25                 52                195
                                                   ---------       ---------          ---------          ---------

Net income (loss)                                  $  (4,142)      $     425          $ (40,866)         $    (713)
                                                   =========       =========          =========          =========

Basic income (loss) per share                      $   (0.32)      $    0.03          $   (3.14)         $   (0.05)
                                                   =========       =========          =========          =========
Diluted income (loss) per share                    $   (0.32)      $    0.03          $   (3.14)         $   (0.05)
                                                   =========       =========          =========          =========

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share                         13,042          13,464             12,997             13,395
Diluted income (loss) per share                       13,042          13,464             12,997             13,395



NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE EXCLUDING RESTRUCTURING COST AND AMORTIZATION OF ACQUIRED INTANGIBLES
U.S. dollars in thousands (except per share amounts)


                                                 Three months ended                      Nine months ended
                                                        September 30,                      September 30,
                                                -------------------------------    -------------------------------
                                                     2001            2002               2001            2002
                                                  Unaudited       Unaudited          Unaudited       Unaudited
                                                --------------- ---------------    --------------- ---------------

Net income (loss)                                  $ (3,330)       $    425           $(23,712)        $   (713)
                                                   ========        ========           ========         ========

Basic income (loss) per share                      $  (0.26)       $   0.03           $  (1.82)        $  (0.05)
                                                   ========        ========           ========         ========
Diluted income (loss) per share                    $  (0.26)       $   0.03           $  (1.82)        $  (0.05)
                                                   ========        ========           ========         ========

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share                        13,042          13,464             12,997           13,395
Diluted income (loss) per share                      13,042          13,464             12,997           13,395


NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands


                                                                     December 31,          September 30,
                                                                        2001                   2002
                                                                   ----------------      ---------------
                                                                      Audited               Unaudited

    ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                      $ 25,256               $ 35,704
    Short-term deposits                                                 311                    720
    Marketable securities                                            29,270                 32,163
    Trade and unbilled receivables                                   35,009                 40,229
    Other receivables and prepaid expenses                            5,465                  9,074
    Inventory                                                        11,057                  7,507
                                                                   --------               --------

     Total current assets                                           106,368                125,397

LONG-TERM INVESTMENTS:
    Long-term marketable securities                                  34,176                 21,819
    Other long-term investments                                       7,257                  7,344
                                                                   --------               --------

    Total long-term investments                                      41,433                 29,163

FIXED ASSETS, NET                                                    22,111                 18,284

OTHER ASSETS, NET                                                    40,100                 40,560
                                                                   --------               --------

TOTAL ASSETS                                                       $210,012               $213,404
                                                                   ========               ========


    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term bank credit                                         $   --                      193
    Trade payables                                                   11,123                 10,152
    Accrued expenses and other liabilities                           25,314                 28,793
                                                                   --------               --------

    Total current liabilities                                        36,437                 39,138

LONG-TERM LIABILITIES                                                 6,557                  6,160


SHAREHOLDERS' EQUITY                                                167,018                168,106
                                                                   --------               --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $210,012               $213,404
                                                                   ========               ========

                                                                   EXHIBIT 7

NICE Systems Completes Acquisition of Thales Contact Solutions

Acquisition extends NICE's leadership in multimedia recording and related applications and expands the scope of its security-related business

Ra'anana, Israel, November 3, 2002-NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that it has completed its acquisition of the assets of Thales Contact Solutions (TCS), a leading developer of customer-facing technology for Public Safety, Wholesale Trading and Call Centers.

The assets of TCS, a unit of the Information Technology and Services business segment within the $10.3 billion Thales Group, were acquired on the terms previously announced for $30 million in cash at closing plus 2,187,500 ordinary shares of NICE Systems Ltd. As previously indicated, additional contingent cash payments of up to $10 million in 2003, $7.5 million in 2004 and $7.5 million in 2005 are possible if certain financial performance criteria are met as part of a three-year earn-out agreement covering 2002 through 2004.

"TCS has important strengths that complement both our core businesses," said Haim Shani chief executive officer of NICE Systems. "With this acquisition, NICE has significantly expanded its global operations, strengthened its R&D team, and extended both its product line and its professional services team. We will also have access to a vastly expanded network of worldwide channel partners. We are gratified by the positive response to the announcement we have received from our customers and partners."

"We have detailed integration plans in place and expect the process to be substantially completed during the first half of 2003," Shani added.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. Trademark note: 360(degree) View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Investors:
Rachela Kassif       NICE Systems             972-9-775-3899/877-685-6552
Claudia Gatlin       CMG International        973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                     ###